180 DEGREE CAPITAL CORP. NOTES AVERAGE DISCOUNT OF NET ASSET VALUE PER SHARE TO STOCK PRICE FOR SECOND MONTH OF INITIAL MEASUREMENT PERIOD OF ITS DISCOUNT MANAGEMENT PROGRAM

Montclair, NJ – March 1, 2024 – 180 Degree Capital Corp. (“180 Degree Capital”) (NASDAQ: TURN), noted today that the average discount between its estimated daily net asset value per share (“NAV”) and its daily closing stock price during February 2024 and year-to-date through the end of February 2024, were approximately 25% and 23%, respectively.1 This discount was approximately 24% on February 29, 2024.

As previously disclosed in a press release on November 13, 2023, 180 Degree Capital’s Board of Directors has set two measurement periods of 1) January 1, 2024, to December 31, 2024, and 2) January 1, 2025, to June 30, 2025, in which it will evaluate the average discount between TURN’s estimated daily NAV and its closing stock price pursuant to a Discount Management Program. Should TURN’s common stock trade at an average daily discount to NAV of more than 12% during either of these measurement periods, 180 Degree Capital’s Board will consider all available options at the end of each measurement period including, but not limited to, a significant expansion of 180 Degree Capital’s current stock buyback program of up to $5 million, cash distributions reflecting a return of capital to shareholders, or a tender offer.

“Our momentum from January continued into February 2024,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “While it remains early in 2024, and results as of the end of the year could be materially different, we are more excited about the potential for value creation for 180 Degree Capital’s stockholders by our current portfolio than we have been at any other time in our history. Even with the increases in stock prices of certain of our holdings during the first two months of 2024, we believe these companies continue to trade at historically low multiples as their businesses continue to improve and are positioned to generate meaningful profitability and cash flows.”

“We have historically used constructive activism to build value for all stakeholders in a number of our prior holdings, and it is a key focus for 2024,” added Daniel B. Wolfe, President of 180 Degree Capital. “We believe our collaborative efforts with SNCR are just the start of a productive partnership. We have had very productive conversations with many common stockholders of SCOR who independently, but like us, believe that change is required in the composition of SCOR’s Board of Directors. We believe our fellow common stockholders would be very supportive of the appointment of a highly qualified, independent director such as Matthew McLaughlin to SCOR’s Board. We urge SCOR’s Board to work with us to determine a path for Mr. McLaughlin to join SCOR’s Board without the need for a proxy fight. If not, we’re ready to press forward with such a fight.”

“While two months does not make a year, nor an investment cycle, we could not be more excited about our positioning or the value we believe can be created through our stock picking and constructive activism in 2024 and beyond,” added Mr. Rendino.

About 180 Degree Capital Corp.
180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com
Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com
Forward-Looking Statements
This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the Company's current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see the Company's securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company's business and other significant factors that could affect the Company's actual results. Except as otherwise required by Federal securities laws, the Company undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.
1. Daily estimated NAVs used for the discount calculation outside of quarter-end dates are determined as prescribed in 180’s Valuation Procedures for Level 3 assets. Non-investment-related assets and liabilities used to determine estimated daily NAV are those reported as of the end of the prior quarter.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

180 Degree Capital Corp., a New York Corporation (“180 Degree Capital”), intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of a highly-qualified director nominee at the 2024 annual meeting of stockholders of comScore, Inc., a Delaware corporation (the “Company”).

180 DEGREE CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be 180 Degree Capital, Kevin M. Rendino, Daniel B. Wolfe and certain other of 180 Degree Capital's senior management, and Matthew F. McLaughlin.

As of the date hereof, 180 Degree Capital beneficially owns an aggregate of 340,366 shares of Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), which includes 12,108 shares of Common Stock held in a separately managed account for which 180 Degree Capital serves as the investment manager. As of the date hereof, Mr. McLaughlin directly beneficially owns 100,000 shares of Common Stock. As of the date hereof, Mr. Rendino directly beneficially owns 26,125 shares of Common Stock.